Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

[redacted]

03037384

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

3 November 2003

SEC MAIL PROCESSING
RECEIVED
NOV 10 2003
WASH. DC 188 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

SUPPL

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
27 October 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
28 October 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
29 October 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
30 October 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
31October 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
31ctober 2003	Announcement to Australian Stock Exchange Lend Lease and General Property Trust Join Forces to Redevelop Twin Waters Resort on Queensland's Sunshine Coast
3 November 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Yours faithfully

dlw 11/7

A HO
Assistant Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

27 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Friday 24 October 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	28,072,325	121,735
4	Total consideration paid or payable for the shares	$269,651,866	$1,346,141

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$11.13	highest price paid:	$11.12
	date:	22-Oct-03		
	lowest price paid:	$8.20	lowest price paid:	$10.95
	date:	4-Jul-03		
			highest price allowed under rule 7.33:	$11.4177

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	15,258,760

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe (~~Director~~/Company secretary) Date: 27/10/03

Print name: S J Sharpe

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

28 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Monday 27 October 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Orig in: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	28,194,060	194,550
4	Total consideration paid or payable for the shares	$270,998,007	$2,182,652

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.13 date: 22-Oct-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $11.27 lowest price paid: $11.15 highest price allowed under rule 7.33: $11.4975

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	15,064,210

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 28/10/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

29 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Tuesday 28 October 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Orig in: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	28,388,610	263,721
4	Total consideration paid or payable for the shares	$273,180,658	$2,977,325

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.27 date: 27-Oct-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $11.31 lowest price paid: $11.25 highest price allowed under rule 7.33: $11.5920

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	14,800,489

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 29/10/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

30 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Wednesday 29 October 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	28,652,331	134,000
4	Total consideration paid or payable for the shares	$276,157,983	$1,529,908

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.31 date: 28-Oct-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $11.48 lowest price paid: $11.30 highest price allowed under rule 7.33: $11.6508

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	14,666,489

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 30/10/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

31 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Thursday 30 October 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	28,786,331	172,000
4	Total consideration paid or payable for the shares	$277,687,891	$1,959,751

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.48 date: 29-Oct-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $11.53 lowest price paid: $11.33 highest price allowed under rule 7.33: $11.7243

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	14,494,489

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe (signature) Date: 31/10/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION

31 October 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Four (4) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE AND GENERAL PROPERTY TRUST JOIN FORCES TO REDEVELOP TWIN WATERS RESORT ON QUEENSLAND'S SUNSHINE COAST

Lend Lease Corporation Limited ("Lend Lease") today announced that it has formed a joint venture with General Property Trust to implement a staged redevelopment on the site of Twin Waters Resort, in Mudjimba, on Queensland's Sunshine Coast.

Settlement of the Twin Waters purchase from the Victorian Government's Tricontinental Corporation Limited is expected to take place on 31 October 2003.

Further details are contained in the attached media release.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

MEDIA RELEASE 31 OCTOBER 2003

LEND LEASE AND GENERAL PROPERTY TRUST JOIN FORCES TO REDEVELOP TWIN WATERS RESORT ON QUEENSLAND'S SUNSHINE COAST

Lend Lease Corporation Limited ("Lend Lease") today announced that it has formed a joint venture with General Property Trust ("GPT") to implement a staged redevelopment on the site of Twin Waters Resort, in Mudjimba, on Queensland's Sunshine Coast.

Settlement of the Twin Waters purchase from the Victorian Government's Tricontinental Corporation Limited is expected to take place on 31 October 2003.

Under the arrangements for the development of the Twin Waters masterplanned urban community, Lend Lease will have a 51% interest in the joint venture, with GPT holding a 49% interest.

Lend Lease and GPT plan a staged redevelopment of the 366 room resort hotel and central facilities that will include premium residential precincts to be offered for public sale.

The Resort will remain fully operational in its existing configuration for at least 12 months while the redevelopment masterplan and authority approvals are finalised.

Ross Taylor, CEO - Lend Lease Asia Pacific, said this is the second residential development Lend Lease will undertake with GPT, the first being the A$1 billion Rouse Hill Regional Centre, and it demonstrates the strength of the pipeline of opportunities which can be converted by the alliance between Lend Lease and GPT.

"Lend Lease and GPT are stable development partners with aligned interests. They each bring risk diversification, the ability to address multi-faceted components, superior development skills and sound commercial foundations to the project," Mr Taylor said.

Lend Lease has already had outstanding sales success with the Twin Waters and North Shore residential developments on adjacent landholdings.

"Lend Lease has been a long term contributor to development on the Sunshine Coast, starting with Sunshine Plaza in the early 1990s, and we are proud of our achievements in this region," Mr Taylor said.

The joint venture expects to commence the staged redevelopment, subject to achieving authority approvals and pre-sales on the first stage, by mid 2004 with an expected completion in 2010.

ENDS

ADDITIONAL INFORMATION

Overview

Twin Waters Resort will be acquired and redeveloped by a joint venture company ("JVC") established under the terms of the alliance between Lend Lease and GPT. Settlement for the purchase is due to be complete on 31 October 2003.

Located on the popular Sunshine Coast, the Twin Waters Resort redevelopment will benefit from the strong demand being experienced and forecast to continue on the Sunshine Coast, with population forecast to grow at more than 3% per annum through to 2021. This strong population growth and demand for new housing has resulted in significant appreciation in housing prices over past years.

The site is located within close proximity to the beach, the Maroochy River, leisure facilities and is adjacent to the Maroochy River Conservation Park. The site is therefore considered to have attributes that will appeal to potential purchasers.

Current Investment

The Twin Waters Resort currently includes:

- the Novotel Twin Waters Resort
- an 18 hole championship golf course
- an undeveloped 9 hole chip and putt golf course
- leisure facilities.

The Twin Waters Resort is currently managed by Accor Hotels and Resorts, who will continue to operate the resort and provide an income stream to the JVC whilst the masterplan and authority approvals are finalised.

Planned Redevelopment

Following the acquisition of the land, the JVC will redevelop the Novotel Twin Waters Resort into approximately 370 dwellings/lots over a seven year period. The development will follow on from Lend Lease's successful North Shore development, and includes a range of beach homes, villas and luxury apartments.

The development will predominantly be built form. Prices are expected to range from the low $400,000s to in excess of $1 million for premium beachside houses.

The ownership of the central facilities, 18 hole golf course and resort management rights will be on-sold at a later date to specialist operators.

It is expected that the first stage of the residential component will be complete in mid 2005. The remainder of the dwellings will be developed in stages over a seven year period.

Lend Lease anticipates its share of the peak capital commitment to be no more than $30 million, with an average capital commitment of $20 million over the life of the project.

Joint Venture
GPT has entered this project, and the masterplanned communities sector, in partnership with Lend Lease's integrated development business. This business caters to a range of dwelling types and maximises the range of potential product within a masterplanned community project, providing a high level of experience and expertise in all aspects of masterplanned urban community development.

Under the arrangements for the development of the Twin Waters masterplanned urban community, Lend Lease will have a 51% interest in the JVC, with GPT holding a 49% interest in the JVC established to undertake the development.

The joint venture includes provisions dealing with a change of control of both parties. Under these provisions, a change of control of Lend Lease Corporation gives GPT a call option to acquire Lend Lease's interest in the project. Lend Lease has a call option to acquire GPT's interest in the event of a change in control of either GPT or GPT Management Limited (including a non Lend Lease company becoming responsible entity). In each case the consideration payable will be determined by reference to an expert determined market value.

GPT/Lend Lease Alliance
Together, Lend Lease and GPT are reviewing a number of opportunities for future joint projects that meet an agreed investment template of:

- Masterplanned urban communities
- Focus on the owner-occupier market
- Located in growth markets
- Large, long term projects.

ENDS

Contact:
Nikki Genders
Lend Lease Corporation
Tel: 02 9236 6180

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

3 November 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Friday 31 October 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Orig in: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	28,958,331	117,755
4	Total consideration paid or payable for the shares	$279,647,642	$1,326,191

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 30-Oct-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $11.40 lowest price paid: $11.21 highest price allowed under rule 7.33: $11.8167

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	14,376,734

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 3/11/03
(~~Director~~/Company secretary)

Print name: S J Sharpe